Exhibit 99.1

HEBRON TECHNOLOGY CO., LTD.
No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

To the shareholders of Hebron Technology Co., Ltd.	August 14, 2020 Wenzhou, China

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders for the fiscal year ended December 31, 2019 on September 4, 2020, at 10:00 A.M., Beijing Time (September 3, 2020, at 10:00 P.M., Eastern Time). The meeting will be held at our offices at C9, 99 Danba Rd, Putuo District, Shanghai, China 200336.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, BY EMAIL, BY FAX OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Anyuan Sun
Anyuan Sun
Chairman

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
HEBRON TECHNOLOGY CO., LTD.

TIME:	10:00 A.M., Beijing Time, September 4, 2020 (10:00 P.M., Eastern Time, September 3, 2020)

PLACE:	C9, 99 Danba Rd, Putuo District, Shanghai, China 200336

ITEMS OF BUSINESS:

(1)	To elect six members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders for their respective terms or until their successors are duly elected and qualified;

(i) Two Class I members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2023 or until their successors are duly elected and qualified;

(ii) Two Class II member of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2021 or until their successors are duly elected and qualified;

(iii) Two Class III member of the Board of Directors to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

(2)	To ratify the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020;

(3)	To approve and adopt an amendment to the Company’s Memorandum of Association, as amended (the “Charter Amendment”) to change the Company’s corporate name to “Nisun International Enterprise Development Group Co. Ltd.” (the “Name Change” and the “Name Change Proposal”); and

(4)	To transact any other business properly coming before the meeting.

WHO MAY VOTE:	You may vote if you were a shareholder of record on August 10, 2020.

ANNUAL REPORT:	A copy of our 2019 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about August 14, 2020.

By order of the Board of Directors,

/s/ Anyuan Sun
Anyuan Sun
Chairman

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ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

What am I voting on?

You will be voting on the following:

(1)	Election of two Class I members, two Class II member and two Class III member of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2023, 2021 or 2022, respectively, or until their successors are duly elected and qualified;

(2)	Ratification of the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020;

(3)	Approval of the Company’s Name Change Proposal; and

(4)	Transaction of any other business properly coming before the meeting.

Who is entitled to vote?

You may vote if you owned Class A Common Shares (“Common Shares”) of the Company as of the close of business on August 10, 2020. Each Common Share is entitled to one vote. As of August 10, 2020, we had 17,618,509 Common Shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)

By Internet, which we encourage if you have Internet access, at www.proxyandprinting.com, click on Vote Your Proxy, enter your Control Number;

Step 1: Go to http://www.proxyandprinting.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the logo of Hebron Technology Co., Ltd.

Step 4: To view or download the proxy materials, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Statement, click on the “Proxy Statement” link.

(2)	By Email, at akotlova@islandstocktransfer.com;

(3)	By fax, please fax your proxy card to: 1-727-289-0069; or

(4)	By mail, by completing, signing and returning the enclosed proxy card to: Anna Kotlova 15500 Roosevelt Blvd, Suite 301 Clearwater, FL 33760

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

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May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us prior to 11:59 a.m., Eastern Time, on September 3, 2020, (2) voting again over the Internet prior to 11:59 a.m., Eastern Time, on September 3, 2020, (3) voting again via email prior to 11:59 a.m., Eastern Time, on September 3, 2020, (4) voting again via fax prior to 11:59 a.m., Eastern Time, on September 3, 2020, or (5) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2 and 3 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your Common Shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s Common Shares as of August 10, 2020.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to lushaokang@cnisun.com. Such questions will also be addressed at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet, email, fax or mail. In order for us to conduct our meeting, one-third (1/3) of our outstanding Common Shares as of August 10, 2020 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Proposal 3. The approval of the Company’s Name Change Proposal requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

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PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

A brief biography of each Director follows. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated two Directors for election to be on the Board of Directors as Class I members for a three-year term expiring in 2023. Mr. Lingmin Sun and Mr. Hua Zhang, both currently Class I members of the Board, have decided not to seek for election for another term. Except for Ms. Haiying Xiang, the remaining Class II and Class III members, including our current Chairman of the Board, Mr. Anyuan Sun, have decided to resign as a director, effective immediately upon the election of the directors succeeding their positions. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated two Directors for election to succeed Anyuan Sun and Xuesong Liu for a term expiring in 2022 and two Directors for election to succeed Zuoqiao Sun Zhang and Xianpang Hu for a term expiring in 2021. You are asked to vote for these nominees to serve as members of the Board of Directors. All candidates for the Board have consented to serve if elected.

The terms of the Class II members of the Board of Directors continue until 2021, and the terms of the Class III members of the Board of Directors continue until 2023.

Nominees for election as Class I members of the Board of Directors to serve a three-year term expiring in 2023:

Jinbao Li
Director Nominee
Age — 40

Since April 2016, Mr. Li has been the Chief Executive Officer of Shanghai Nami Financial Consulting Co., Ltd (“Shanghai Nami”), a contractually controlled affiliate of our Company. Mr. Li is also the controlling shareholder of Shanghai Nami. As the CEO of Nami, he oversees and is responsible for all aspects of business operations, financial performance, and development of Shanghai Nami. From July 2014 to April 2016, he was the general manager of Shandong branch of Huizhong Business Consulting (Beijing) Co., Ltd. Mr. Li received an associate degree in Marketing in 2008 from Shandong Technology University.

Mr. Li is nominated to serve as a director because of his marketing and customer resources and business management experience as a senior business executive.

Xiaofeng Ma

Independent Director Nominee
Age — 45

Dr. Ma has been an associate professor at Tongji University in Shanghai, China since 2012. From 2017, Dr. Ma has also served as the Chairman of the Board of Directors of Hangzhou Blockchain Research Institute Co., Ltd. with oversight responsibility for the strategic planning and development of the blockchain enterprise. In these roles, Dr. Ma has leveraged his expertise in the finance and innovative technology industries. Dr. Ma received a bachelor’s degree in Industrial Electrical Automation in 1997 from Taiyuan University of Technology, China and a master’s degree in Control Science and Engineering in 2000 from Tongji University, China. Dr. Ma received a doctorate degree in Technology Management in 2008 from Leiden University in the Netherlands.

Dr. Ma is nominated to serve as a director because of the perspective he brings to innovative finance industry in China and his reputation as a well-respected scholar.

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Nominee for election as a Class II member of the Board of Directors to serve a term expiring in 2021:

Xin Liu

Director Nominee
Age — 31

Mr. Liu has been the Vice President of Shanghai Nima since April 2016. In that role, he manages operations aspects of Shanghai Nami’s business. From October 2014 to March 2016, he was the Head Manager of the administration and operations department of Shandong branch of Huizhong Business Consulting (Beijing) Co. Mr. Li had been the Head of the International Trade department of Qingdao Antaixin Group Co., Ltd. from September 2012 to October 2014. Mr. Liu received a bachelor’s degree in International Business in 2012 from Shandong University of Technology.

Mr. Liu is nominated to serve as a director because of his management skills and cross-border trade and business experience.

Christian DeAngelis

Independent Director Nominee

Age — 50

From March 2009, Mr. DeAngelis has served as the General Manager and Head of China office of Alliance Business Consulting and Advisory Company in Beijing, China. Mr. DeAngelis received a bachelor’s degree in Accounting in 1992 from Lehigh University in Pennsylvania. He received a master’s degree in Business Administration in 1999 from Columbia Business School.

DeAngelis is nominated to serve as a director because of his expertise in the business consulting and advisory industry and his business management experience as a senior business executive.

Nominee for election as a Class III member of the Board of Directors to serve a term expiring in 2022:

Xiaoyun Huang
Director Nominee

Candidate for Chairman of the Board and Chief Executive Officer
Age — 35

Mr. Huang has been the President and Chief Executive Officer of Huizhong Business Consulting (Beijing) Co., Ltd. since June 2018. In those roles, he oversees and is responsible for all aspects of the company’s business operations, planning and development. From June 2017 to May 2018, he had served as the General Manager and Chairman of the board of directors of Beijing Hengtai Puhui Information Service Co., Ltd., a subsidiary company we acquired in 2019. Mr. Huang had been the President and Chief Executive Officer of Hangzhou Rongdu Technology Co., Ltd. from 2015 to May 2017. Mr. Huang received a bachelor’s degree in Computer Science and Technology in 2007 from Shanghai University of Electric Power.

Mr. Huang is nominated to serve as a director and is a candidate for Chairman of the Board and the CEO of our Company because of his entrepreneurial experience holding the top leadership positions as CEOs and Chairmen of the companies he has served and his expertise in financial technologies.

Sheng Tang

Independent Director Nominee

Age — 43

Dr. Tang has served as the Director of the Dean’s Office at Shanghai Advanced Institute of Finance since February 2009. In that role, Dr. Tang is responsible for the operations of Dean’s Office and administering of the Board Council. From January 2008 to January 2009, Dr. Tang was the General Manager of the electric power business unit of Shanghai Huahong Group Co., Ltd. and managed the overall operations of the business unit. From April 2003 to December 2007, Dr. Tang was a marketing director of Shanghai Huahong Group Co., Ltd. promoting the sale of semiconductor products for the company. Dr. Tang received a bachelor’s degree in Civil Engineering in 2000 and a master’s degree in Computer Science in 2003 from Zhejiang University. Dr. Tang received a doctorate degree in Business Administration in 2011 from Shanghai Jiaotong University.

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Dr. Tang is nominated to serve as a director because of his expertise in the financial technology industry and management experience.

Class III member of the Board of Directors whose term continues to 2022:

Haiying Xiang

Independent Director

Age — 38

Director since 2016

Ms. Xiang is a Commercial Officer at China Tiesiju Civil Engineering Group Co., Ltd Angolan Branch and responsible for contract management, commercial information management and marketing management. Previously she was a Senior Internal Controller with Siemens Limited China where she worked since 2012. She works in the Controlling Department of Industry Sector and is tasked with Sarbanes-Oxley compliance and support, coordination of compliance with global risk management and internal control programs for eighteen operating companies and analysis and optimization of business processes. She has been a Supervisor of Shanghai Bobo Biological Technology Co., Ltd. since 2011. Previously she was an Internal Controller at Siemens Mechanical Drive (Tianjin) Co., Ltd. from 2008 through 2011, where she focused on compliance, internal controls and risk control. Before that, Ms. Xiang was a member of the Trading Department of Qingdao Far East Gem and Jewelry Co., Ltd. from 2006 through 2007. Ms. Xiang obtained her certified Internal Auditor qualification in 2012. She received her bachelor’s degree in Economics from Nankai University in 2004. She also received her master’s degree in Economics from Nankai University in 2006. We appointed Ms. Xiang as our audit committee financial expert.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Mr. Anyuan Sun serves as the Chairman of the Board of Directors. In addition, he has served as our Chief Executive Officer since January 2015. Mr. Sun has submitted his resignation as the Company’s Chief Executive Officer and Chairman of the Board, effective immediately following the election of a successor Chairman and Chief Executive Officer. Mr. Xiaoyun Huang has been nominated to succeed Mr. Sun as the Chairman of the Board and the Chief Executive Officer of the Company. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
CLASS I, CLASS II AND CLASS III NOMINEES TO THE BOARD OF DIRECTORS.

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PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF WEI, WEI & CO., LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The Audit Committee of the Board of Directors has appointed Wei, Wei & Co., LLP to serve as the Company’s fiscal year 2020 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of Wei, Wei& Co., LLP be ratified by shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. Wei, Wei & Co., LLP served as the Company’s independent registered public accountant for the years ended December 31, 2019 and 2018.

What services does Wei, Wei & Co., LLP provide?

Audit services provided by Wei, Wei & Co., LLP for fiscal 2020 will include the examination of the consolidated financial statements of the Company and services related to periodic reports made with the SEC.

Will a representative of Wei, Wei & Co., LLP be present at the meeting?

One or more representatives of Wei, Wei& Co., LLP will be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Wei, Wei & Co., LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
Wei, Wei & Co., LLP AS THE COMPANY’S FISCAL 2020 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

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PROPOSAL THREE

APPROVAL OF THE Name Change Proposal

(ITEM 3 ON THE PROXY CARD)

What am I voting on?

To amend the Third Amended and Restated Memorandum of Association of Hebron Technology Co., Ltd., to change the Company’s corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co. Ltd.” (the “Name Change Proposal”).

On August 14, 2020, the Board approved an amendment to our memorandum of association, as amended, to change our corporate name from “Hebron Technology Co., Ltd.” to “Nisun International Enterprise Development Group Co. Ltd.”, subject to approval by the shareholders of the Company. The Board of Directors believes that the new corporate name better reflects our current core business and future growth of the Company and that it is in the Company’s and our shareholders’ best interests to effect the name change. The Board is submitting the Name Change Proposal to our shareholders for approval.

Reason for the Amendment

The change in our corporate name is deemed necessary to more accurately reflect the Company’s current business activities. In July 2019, we acquired NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a British Virgin Islands limited company (“NiSun BVI”), by purchasing all of the shares of NiSun BVI and its subsidiaries, to expand our business into financial advisory and consulting services. The Board believes that it is in the Company and our shareholders’ best interests to change our corporate name to “Nisun International Enterprise Development Group Co. Ltd.” to better communicate to the public the current and future nature of our core business operations and enable different service segments to integrate its brands into one corporate identity.

The Name Change

The Board has adopted resolutions (i) declaring that submitting an amendment to the Company’s Third Amended and Restated Memorandum of Association to change the Company’s corporate name to “Nisun International Enterprise Development Group Co. Ltd.”, and (ii) directing that a proposal to approve the Name Change be submitted to the holders of our common shares for their approval.

If the amendment to the Company’s Third Amended and Restated Memorandum of Association to effectuate the Name Change is approved by the shareholders, the Third Amended and Restated Memorandum of Association will be amended to read as follows:

“The name of the Corporation is “Nisun International Enterprise Development Group Co. Ltd.”

The Name Change will become effective upon filing an amendment to the Company’s Third Amended and Restated Memorandum of Association, which filing will be made shortly after the shareholders’ adoption of the Name Change Proposal.

Following implementation of the Name Change, shareholders should continue to hold their existing share certificates representing Class A Common Shares. Shareholders will not be required to tender their stock certificates in exchange for new certificates with the new name. Shareholders should not destroy any stock certificates and should not deliver any stock certificates to the Company’s transfer agent.

Required Vote

Although the Name Change Proposal in itself does not need stockholder vote, the Charter Amendment will require approval of majority of the outstanding Class A common shares.

WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE NAME CHANGE PROPOSAL.

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BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Historically, we have not compensated our non-employee directors for their service. Starting in fiscal year 2017, non-employee directors have been entitled to receive an annual cash retainer of $10,000 for serving as directors. In addition, non-employee directors are entitled to receive reimbursement for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities in the future. For the fiscal year ended December 31, 2019, we paid each of our four independent directors an annual director fee of $10,000 for their services.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at http://www.fintaike.com  under Investor Relations and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.

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What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China:

●	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

●	the written consent of the candidate to serve as a director of the Company, if elected;

●	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

●	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

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How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Hebron Technology Co., Ltd.
No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District

Wenzhou City, Zhejiang Province
People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://www.fintaike.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2019?

Our Board held 10 meetings and acted 10 times by unanimous written consent in connection with matters related to the fiscal year ended December 31, 2019. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee held 4 meetings and acted 4 times by unanimous written consent during the fiscal year ended December 31, 2019. The Compensation Committee 2 meetings and acted 2 times by unanimous written consent during the fiscal year ended December 31, 2019. The Nominating Committee held 2 meetings and acted 2 times by unanimous written consent during the fiscal year ended December 31, 2019. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2019. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2019, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2019, their principal functions and the number of meetings held during the year ended December 31, 2019 are shown below.

Compensation Committee

The members of the Compensation Committee were:

Xianpang Hu, Chairman

Xuesong Liu

Hua Zhang

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The Compensation Committee held 2 meetings during the year ended December 31, 2019. The Compensation Committee’s charter is available on the Company’s website at http://www.fintaike.com under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee were:

Haiying Xiang, Chairwoman
Xuesong Liu
Xianpang Hu

The Audit Committee held 4 meetings during the year ended December 31, 2019. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Ms. Xiang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

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●	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee were:

Xuesong Liu, Chairman

Hua Zhang

Xianpang Hu

The Nominating Committee held 2 meetings during the fiscal year ended December 31, 2019. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

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MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS

For information as to the business history of our Chief Executive Officer and Chairman of the Board of Directors, Mr. Anyuan Sun, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Changjuan Liang

Chief Financial Officer

Age — 35

Ms. Liang has served as our CFO since August 8, 2019. She has served as Chief Financial Officer of Fintech (Shanghai) Investment Holding Co., Ltd. since May 2019. Fintech is a subsidiary of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd., a BVI company acquired by the Registrant on July 12, 2019. From August 2019 through April 2019, Ms. Liang was a senior financial manager for Shanghai NiSun Enterprise Management Group Co., Ltd., a PRC company controlled by Bodang Liu, the largest shareholder of the Registrant and former owner of NiSun International Enterprise Management Group (British Virgin Islands) Co., Ltd. From October 2010 through August 2017, Ms. Liang was a Financial Officer of Chubutsu Precise Electronic Company Limited, a PRC company engaged in the air conditioning industry. Ms. Liang obtained her bachelor’s degree in Accounting from China Central Radio and TV University in January 2010.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S
NAMED EXECUTIVE OFFICERS

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

Our employment agreements with our officers generally provide for employment for a specific term (typically approximately two years at a time) and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss.

Anyuan Sun

We entered an employment agreement with our Chief Executive Officer, Mr. Sun, effective as of January 1, 2012 and running through December 31, 2014 that provided a salary of approximately $2,522 per month. We renewed the employment agreement a few times and the current employment agreement provided an annual salary of $60,000 for the period from January 1, 2019 to December 31, 2019.

Changjuan Liang

We entered an employment agreement with our Chief Financial Officer, Ms. Changjuan Liang, on August 8, 2019 effective on August 8, 2019 through July 31, 2022 at an annual salary of $48,468, together with benefits provided to other employees of the Company.

Steven Fu

Mr. Fu had served as our Chief Financial Officer since January 2014 until his resignation on August 08, 2019. Pursuant to our employment agreement with Mr. Fu, he received an annual salary of $45,000 as our prior Chief Financial Officer.

SUMMARY COMPENSATION TABLE

The following table shows the annual compensation paid by us for the year ended December 31, 2019 to Anyuan Sun, our principal executive officer, Steve Fu, our prior principal financial officer, and Changjuan Liang, our principal financial officer.

Name and principal position	Salary	Bonus	Option Awards	All Other Compensation	Total
Anyuan Sun Principal Executive Officer	$60,000	-	-	-	$60,000
Steve Fu Prior Chief Financial Officer (resigned on August 8, 2019)	$27,250	-	-	-	$27,250
Changjuan Liang Chief Financial Officer (effective on August 8, 2019)	$48,468	-	-	-	$48,468

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AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2019?

The members of the Audit Committee as of December 31, 2019 were Haiying Xiang, Chairwoman, Xuesong Liu and Xianpang Hu. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors has determined that Ms. Xiang, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.fintaike.com under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2019, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s interim and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s interim and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

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What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2019?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Wei, Wei & Co., LLP, the Company’s independent registered public accounting firm for the 2019 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Wei, Wei & Co the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Wei, Wei & Co about their independence. The Audit Committee has concluded that Wei, Wei & Co is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2019?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2019.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2019?

The Audit Committee has reviewed and discussed the fees paid to Wei, Wei & Co during 2019 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Wei, Wei & Co’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Haiying Xiang, Chairwoman
Xuesong Liu
Xianpang Hu

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FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal year 2019, Wei, Wei & Co., LLP’s fee for the annual audit of our financial statements was $275,000.

During fiscal year 2018, Wei, Wei & Co., LLP’s fee the annual audit of our financial statements and review of the financial statements was $180,000.

Audit Related Fees

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2019.

The Company has not paid Wei, Wei & Co., LLP for audit-related services in fiscal 2018.

Tax Fees

The Company has not paid Wei, Wei & Co., LLP for tax services in fiscal 2019.

The Company has not paid Wei, Wei & Co., LLP for tax services in fiscal 2018.

All Other Fees

The Company has not paid Wei, Wei & Co., LLP for any other services in fiscal 2019.

The Company has not paid Wei, Wei & Co., LLP for any other services in fiscal 2018.

Audit Committee Pre-Approval Policies

Before Wei, Wei & Co., LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Wei, Wei & Co., LLP have been so approved.

Percentage of Hours

All hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2019 that were attributed to work performed by Wei, Wei & Co., LLP’s full-time permanent employees.

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BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our Common Shares as of August 10, 2020 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Common Shares;

●	Each of our current directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Common Shares beneficially owned are based on 17,618,509 Common Shares outstanding as of August 10, 2020. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or greater of our Common Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Common Shares beneficially owned by a person listed below and the percentage ownership of such person, Common Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of August 10, 2020 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Common Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. As of August 10, 2020, we had 17,618,509 shareholders of record.

Named Executive Officers and Directors	Amount of Beneficial Ownership(1)	Percentage Ownership	Percentage Voting Power(2)
Directors and Named Executive Officers:
Anyuan Sun, Chief Executive Officer and Chairman(3)	0	0%	0%
Xiaoliang Xue, Chief Technical Officer	0	0%	0%
Changjuan Liang, Chief Financial Officer(4)	100,000	*	*
Xiao Jin, Financial Controller	0	0%	0%
Zuoqiao Sun Zhang, Director(5)	0	0%	0%
Lingmin Sun, Director	0	0%	0%
Xuesong Liu, Director	0	0%	0%
Hua Zhang, Director	0	0%	0%
Haiying Xiang, Director	0	0%	0%
Xianpang Hu, Director	0	0%	0%
All directors and executive officers as a group (10 persons)	100,000	*	*
5% Beneficial Owners:
NiSun International Enterprise Management Group Co., Ltd.(6)	7,778,400	44.1%	44.1%
Nami Holding (BVI) Co., Ltd(7)	1,562,726	8.7%	8.7%
Yung Kong Chin(8)	1,200,000	6.8%	6.8%

*	Less than 1% of our outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Common Shares. All shares represent only Common Shares held by shareholders as no options are issued or outstanding.

(2)	Class A Common Shares have one vote per share. Prior to a share purchase transaction consummated in July 2019, our issued and outstanding shares consisted of Class A common shares and Class B common shares. Class B Common Shares had five votes per share. In a share purchase transaction consummated in July 2019, NiSun International Enterprise Management Group Co., Ltd. acquired all of Class B Common Shares previously held by Zuoqiao Sun Zhang and Wise Metro Development Co., Ltd., respectively, and all of the Class B Common Shares were automatically converted into Class A Common Shares upon the share transfers. See notes 3 and 5 below.

(3)	Mr. Anyuan Sun previously beneficially owned: (a) the 1,800,000 Class B Common Shares held by Wise Metro Development Co., Ltd., and (b) the 5,978,400 Class B Common Shares held by Mr. Zuoqiao Sun Zhang. In a share purchase transaction consummated in July 2019, all of such 7,778,400 Class B Common Shares beneficially owned by Mr. Sun were acquired by NiSun International Enterprise Management Group Co., Ltd., a Cayman Islands company, and automatically converted into Class A Common Shares upon the transfers.

(4)	Ms. Liang received restricted stock of 100,000 Class A common shares in April 2020 granted under the 2019 One Million Share Incentive Plan, of which 33,000 shares were vested, 33,000 will vest on April 6, 2021 and the remaining 34,000 shares will vest on April 6, 2022.

(5)	Mr. Zuoqiao Sun Zhang, father of Mr. Anyuan Sun, previously nominally held 5,978,400 Class B Common Shares of the Company for Mr. Anyuan Sun and did not, directly or indirectly, exercise or share voting or investment power of any shares held by him. In a share purchase transaction consummated in July 2019, all of such shares were transferred to NiSun International Enterprise Management Group Co., Ltd. and automatically converted into Class A Common Shares upon the transfer.

(6)	NiSun International Enterprise Management Group Co., Ltd., holding 7,778,400 Class A Common Shares of the Company, is solely owned by Mr. Bodang Liu, who may be deemed to have the voting and dispositive power of such shares.

(7)	Nami Holding (BVI) Co., Ltd, holding 1,562,726 Class A Common Shares of the Company, is controlled by Mr. Jinbao Li, who may be deemed to have the voting and dispositive power of such shares.

(8)	Mr. Yung Kong Chin owns 90% of Paces Battle Group, Inc., a capital broker/dealer, through Westwind LLC owned by him. He is not a FINRA registered person, and has no role in the operations of Paces Battle Group.

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GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2019 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Hebron Technology Co., Ltd., No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China, by calling +86 (21) 2357-0055 or via the Internet at http://www.fintaike.com.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice& Proxy Statement and the Annual Report are available at https://www.fintaike.com under Investor Relations.

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HEBRON TECHNOLOGY CO., LTD.

Annual Meeting of Shareholders

September 4, 2020

10:00 AM, Beijing Time

(10:00 PM, Eastern Time, September 3, 2020)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF HEBRON TECHNOLOGY CO., LTD.

The undersigned shareholder(s) of Hebron Technology Co., Ltd. (the “Company”), hereby appoint(s) Changjuan Liang, Shaokang (Ken) Lu or _____ as proxy, each with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual meeting of shareholders of the Company to be held on September 4, 2020, at 10:00 AM, Beijing Time (September 3, 2020, at 10:00 PM, Eastern Time), at our offices at C9, 99 Danba Rd, Putuo District, Shanghai, China and to vote all common shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES UNDER PROPOSAL NO. 1, “FOR” PROPOSALS NO. 2, NO. 3, NO. 4 AND IN THE DISCRETION OF THE PROXY WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Continued and to be signed on reverse side

HEBRON TECHNOLOGY CO., LTD.

VOTE BY INTERNET

http://www.proxyandprinting.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 AM, Eastern Time, on September 3, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE By Email / ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

Please email at: akotlova@islandstocktransfer.com.

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ___________________________________ ☐

VOTE BY FAX

Please fax your proxy card to 1.727.289.0069.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, 15500 Roosevelt Blvd., Suite 301, Clearwater FL 33760.

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR the nominees and FOR Proposals 2 through 4.

		FOR	AGAINST	ABSTAIN
1.	Ordinary Resolution THAT the following individuals be elected as our Directors:

	Jinbao Li (Class I)	☐	☐	☐
	Xiaofeng Ma (Class I)	☐	☐	☐
	Christian DeAngelis (Class II)	☐	☐	☐
	Xin Liu (Class II)	☐	☐	☐
	Xiaoyun Huang (Class III)	☐	☐	☐
	Sheng Tang (Class III)	☐	☐	☐

2.	Ordinary Resolution THAT Wei, Wei & Co., LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.	☐	☐	☐

3.	Proposal to amend the Company’s amended and restated Memorandum of Association, as amended, to change the Company’s corporate name from Hebron Technology Co., Ltd. to Nisun International Enterprise Development Group Co. Ltd.	☐	☐	☐

4.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

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